SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 26th , 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F_X_

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No__X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                                                              (Registrant)

Date May 26, 2005                                                s.   Hermann Derbuch

Chairman, President & CEO

Print the name and title of the signing officer under his signature

Press Release

Twin Mining’s 2005 Diamond Exploration Underway

Toronto, Ontario (May 26, 2005) - Twin Mining Corporation (TWG-TSX) reports that it has started an airborne horizontal gradiometer magnetic survey and is finalizing a Reverse Circulation (RC) kimberlite drilling program on the 100 percent-owned, 5,075 sq. km Brodeur Diamond Property on Nunavut’s Baffin Island.

The evaluation of 78 drill targets that were detected during an aeromag survey in 2004 on the Jackson Inlet East and West claims and the 15 kimberlite indicator mineral clusters discovered on the Vista Claim blocks from initial soil sample analysis (see press release February 17, 2005) established clear 2005 exploration targets for potential kimberlite pipes.

The convincing 2004 airborne results led Twin Mining to select again the Fugro MIDAS II™ system (see Annual Report 2004) for a 14,600-kilometer high resolution magnetic gradiometer survey expected to be completed by mid July. The area to be covered by this survey is 2,000 sq. km of carefully selected potential kimberlite targets on the 4,000 sq. km Vista Claim blocks. The anomaly definition capability of this system allows positioning and drilling of exploration holes directly from the survey results.

The 2005 drilling program is the initial step to establish the presence and the quality of kimberlites and their diamond content. Reverse Circulation drilling of 20 to 30 targets on the Jackson Inlet East and West claims as well as on the Vista claims is planned during July / August 2005. Target selection is based on the strength and size of airborne magnetic anomalies, with priority given to the larger diameter anomalies which have associated kimberlite indicator mineral clusters. Prioritization will be refined on the basis of microprobe analyses to be completed shortly and announced as soon as available.

About Twin Mining:

Twin Mining is a mineral exploration and development company with two promising diamond properties located in Canada's Eastern Arctic, gold properties under exploration in Quebec and a near production gold project located in Idaho, U.S.A.

The recently completed Full Feasibility Study for the Atlanta Gold Mine concludes that an economically mineable gold deposit has been identified. At a gold price of US$375 per ounce the study provides an IRR of 24.62 percent. Estimated site cash costs are US$188 per ounce. Twin Mining is planning to bring Atlanta Gold into production in 2006.

For further information contact:

For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                                          Cameron: tcameron@renmarkfinancial.com

Chairman, President & CEO                                                        Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

                              Media - Cynthia Lane :clane@renmarkfinancial.com

E-mail: info@twinmining.com                                                    Tel. : (514) 939-3989 www.renmarkfinancial.com